

August 5, 2013

Via E-mail
Edward L. Rand, Jr.
Chief Financial and Accounting Officer
ProAssurance Corporation
100 Brookwood Place
Birmingham, AL 35209

> **Re:** **ProAssurance Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 20, 2013**
> **File No. 001-16533**

Dear Mr. Rand:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask that you provide us information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements

16. Statutory Accounting and Dividend Restrictions, page 119

1. Please provide us proposed disclosure to be included in future filings to address the following:
   - Clarify whether there is a difference between statutory surplus disclosed in the table and statutory capital and surplus as required by ASC 944-505-50-1a.
   - Although you disclose that the statutory capital for each of your insurance subsidiaries was sufficient to satisfy regulatory requirements, disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.

- Disclose the amounts of restricted net assets for your subsidiaries as of December 31, 2012 or otherwise disclose how your current disclosure complies with the objective in Rule 4-08(e)(3)(ii) of Regulation S-X.
- Disclose the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends by ProAssurance Corporation to its stockholders as required by Rule 4-08(e)(1) of Regulation S-X.
- Provide the disclosures required under ASC 944-505-50-2 through 50-6, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant